(Translation)

FILE NO. 82-3919

October 29, 2004

Name of the Company:
Bandai Co., Ltd.

Name and Position of the Representative:
Takeo Takasu
President and Representative Director

Inquiries shall be directed to:
Hiroshi Kawasaki
General Manager, President Office
Tel.: 03 (3847) 5005

(Code No. 7967, The First Section of the Tokyo Stock Exchange)

Adjustment to the Forecast of Operating Results (Consolidated/Non-Consolidated) for the Fiscal Year Ending March 31, 2005

The forecast of operating results of Bandai Co., Ltd. (the "Company") for the fiscal year ending March 31, 2005 (from April 1, 2004 to March 31, 2005), as publicized on May 11, 2004, is adjusted as described in the following tables:

Description

1. Adjustment to the forecast of operating results for the interim period of the fiscal year ending March 31, 2005 (from April 1, 2004 to September 30, 2004):

(1) Consolidated operating results:

(million yen)

	Net Sales	Recurring Income	Net Income
Previous forecast (A)	125,000	12,500	6,050
Adjusted forecast (B)	121,000	10,000	3,850
Amount of increase or decrease (B-A)	(-) 4,000	(-) 2,500	(-) 2,200
Rate of increase or decrease	(-) 3.2%	(-) 20.0%	(-) 36.4%
(For reference) Operating results for the interim period from April 1, 2003 to September 30, 2003	119,926	13,551	6,729

dlo 11/22

(2) Non-consolidated operating results:

(million yen)

	Net Sales	Recurring Income	Net Income
Previous forecast (A)	65,000	6,000	3,300
Adjusted forecast (B)	61,500	5,850	2,750
Amount of increase or decrease (B-A)	(-) 3,500	(-) 150	(-) 550
Rate of increase or decrease	(-) 5.4%	(-) 2.5%	(-) 16.7%
(For reference) Operating results for the interim period from April 1, 2003 to September 30, 2003	59,428	6,563	4,059

2. Adjustment to the forecast of operating results for the whole-year period of the fiscal year ending March 31, 2005 (from April 1, 2004 to March 31, 2005):

(3) Consolidated operating results:

(million yen)

	Net Sales	Recurring Income	Net Income
Previous forecast (A)	280,000	30,000	14,800
Adjusted forecast (B)	280,000	27,500	14,200
Amount of increase or decrease (B-A)	0	(-) 2,500	(-) 600
Rate of increase or decrease	0.0%	(-) 8.3%	(-) 4.1%
(For reference) Operating results for the fiscal year from April 1, 2003 to March 31, 2004	263,174	27,221	14,206

(4) Non-consolidated operating results:

(million yen)

	Net Sales	Recurring Income	Net Income
Previous forecast (A)	138,000	13,000	7,200
Adjusted forecast (B)	138,000	13,000	7,200
Amount of increase or decrease (B-A)	0	0	0
Rate of increase or decrease	0.0%	0.0%	0.0%
(For reference) Operating results for the fiscal year from April 1, 2003 to March 31, 2004	128,655	12,564	6,986

3. Reasons for the adjustment:

During the interim period of the fiscal year ending March 31, 2005, our operations in America were unfavorable. In addition, we reported an extraordinary loss (accounting for approximately ¥1,500 million) due to the application of the accounting standard for impairment of fixed assets earlier than initially planned with the aim of making our financial position healthier. Consequently, the operating results of the Company for the interim and whole-year periods of the fiscal year are expected to fall below the forecast thereof publicized on May 11, 2004.

We have decided to apply the accounting standard for impairment of fixed assets, which was not planned in our initial fiscal plan, earlier during the interim period of the current fiscal year as we expect a gain on the sale of part of our shareholdings during the second half of the current fiscal year.

During the second half, our operations in Europe are expected to remain favorable and in Japan, we will aggressively develop business, specifically focusing on our large-sized and long-established characters newly launched.

However, with regard to the forecast of operating results for the whole-period of the fiscal year ending March 31, 2005, consolidated recurring income and consolidated net income are expected to remain in the same level for the fiscal year ended March 31, 2004, due to our unfavorable operations and the uncertain retail market in America.

[Notice on the forecast of operating results]

The figures in the above forecast of operating results are calculated based on the information available to management as of the date hereof and include various uncertain factors. Hence, you should be aware that actual results may differ from the above forecast for a variety of factors, including a change in the business conditions.

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FILE No. 82-3919

(Translation)

October 29, 2004

Name of the Company:
Bandai Co., Ltd.

Name and Position of the Representative:
Takeo Takasu
President and Representative Director

Inquiries shall be directed to:
Hiroshi Kawasaki
General Manager, President Office
Tel.: 03 (3847) 5005

(Code No. 7967, First Section of the Tokyo Stock Exchange)

Notice of Sale of Part of Shares of Bandai Visual Co., Ltd.

Notice is hereby given that Bandai Co., Ltd. (the "Company") plans to sell part of the shares held by the Company in Bandai Visual Co., Ltd. (Code No. 4325, Second Section of the Tokyo Stock Exchange), a subsidiary of the Company, upon request from Bandai Visual for the sale thereof with the aim of improving the distribution and enhancing liquidity of the shares; as described below

After the sale of the shares, there will be no change in the relationship of the Company and Bandai Visual: Bandai Visual will continue to remain a consolidated subsidiary of the Company for the purpose of consolidated accounting.

Description

<Outline of the sale>

1.	Seller:	Bandai Co., Ltd.
2.	Shares to be sold:	Shares of common stock of Bandai Visual Co., Ltd.
3.	Number of shares to be sold:	6,000 shares
4.	Selling price:	Undecided

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